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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
FEB 27 2018
WASH DC

SEC FILE NUMBER
8-44574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY CLUB FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Ward Parkway
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra L. Dershem-Vega (816) 751-4223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Sandra L. Dershem-Vega, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Country Club Financial Services, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TAMMY L. SPARTZ
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: Dec. 20, 2018
14426217

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Country Club Financial Services, Inc.

December 31, 2017 and 2016

Contents

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Country Club Financial Services, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Country Club Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Country Club Bank, as of December 31, 2017 and 2016, and the related statements of operations, stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 as of December 31, 2017 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

We have served as the Company's auditor since 2013.

Kansas City, Missouri
February 22, 2018

Country Club Financial Services, Inc.
Statements of Financial Condition
December 31, 2017 and 2016

Assets		2017		2016
Cash and cash equivalents	$	437,343	$	995,432
Clearing agent deposits		100,000		100,000
Commissions receivable		90,709		74,217
Accounts receivable		21,640		25,570
Equity securities - not readily marketable		3,300		3,300
Prepaid expenses		40,435		69,874
Furniture, fixtures and equipment - net		28,662		11,426
Total assets	$	722,089	$	1,279,819
Liabilities				
Accounts payable	$	139,549	$	280,602
Total liabilities		139,549		280,602
Stockholder's Equity				
Common stock, $0.10 par value; authorized 100,000 shares; issued and outstanding 1,000 shares		100		100
Additional paid-in capital		6,617,900		6,167,900
Retained deficit		(6,035,460)		(5,168,783)
Total stockholder's equity		582,540		999,217
Total liabilities and stockholder's equity	$	722,089	$	1,279,819

Country Club Financial Services, Inc.

Statements of Operations

Years Ended December 31, 2017 and 2016

	2017	2016
Revenues		
Commissions	$ 1,763,466	$ 1,512,605
Service fees	811,816	744,405
Investment banking advisory fee income	2,099,956	1,767,598
Other revenues	189,305	149,687
Total revenues	4,864,543	4,174,295
Expenses		
Personnel services	3,804,861	3,140,551
Management services	948,000	798,000
Outside electronic data processing	155,145	140,213
Pershing ticket charges	95,351	78,280
Occupancy and equipment	351,782	357,191
Professional fees	37,113	33,248
Dues and subscriptions	70,863	57,161
Regulatory fees	42,956	53,763
Depreciation	5,529	5,376
Advertising costs	33,315	34,607
Stationery and supplies	2,545	2,838
Other operating expenses	183,760	177,746
Total expenses	5,731,220	4,878,974
Net Loss	$ (866,677)	$ (704,679)

Country Club Financial Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2017 and 2016

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total Stockholder's Equity
Balance, January 1, 2016	$ 100	$ 5,917,900	$ (4,464,104)	$ 1,453,896
Capital contribution from Parent		250,000	250,000	250,000
Net loss	-	-	(704,679)	(704,679)
Balance, December 31, 2016	$ 100	6,167,900	(5,168,783)	999,217
Capital contribution from Parent	-	450,000		450,000
Net loss	-	-	(866,677)	(866,677)
Balance, December 31, 2017	$ 100	$ 6,617,900	$ (6,035,460)	$ 582,540

Country Club Financial Services, Inc.

Statements of Cash Flows

Years Ended December 31, 2017 and 2016

	2017	2016
Operating Activities		
Net loss	$ (866,677)	$ (704,679)
Items not requiring cash		
Depreciation	5,529	5,376
Changes in		
Commissions receivable	(16,492)	(9,600)
Accounts receivable	3,930	(14,235)
Prepaid expenses	29,439	684
Accounts payable	(141,053)	152,547
Net cash used in operating activities	(985,324)	(569,907)
Investing Activities		
Acquisition of furniture, fixtures and equipment	(22,765)	(5,480)
Net cash used in investing activities	(22,765)	(5,480)
Financing Activities		
Capital contribution from Parent	450,000	250,000
Net cash provided by financing activities	450,000	250,000
Decrease in Cash and Cash Equivalents	(558,089)	(325,387)
Cash and Cash Equivalents, Beginning of Year	995,432	1,320,819
Cash and Cash Equivalents, End of Year	$ 437,343	$ 995,432

Country Club Financial Services, Inc.
Notes to Financial Statements
December 31, 2017 and 2016

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Country Club Financial Services, Inc. ("the Company") is a limited services securities broker engaged in the sale of stocks, bonds, mutual funds, unit investment trusts, insurance and annuity products, investment banking services and institutional non-interest fee income products under its own name and also under the names of Wheatland Advisors, Country Club Capital Advisors and The Capital Corporation. The Company employs 31 representatives at offices in 18 locations in Kansas, Missouri and Oklahoma. The Company is licensed in 46 states and the District of Columbia, and is a member in good standing of the Financial Industry Regulatory Authority ("FINRA") and various state agencies. All general securities are insured by Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-1 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

The Company is a wholly-owned subsidiary of Country Club Bank ("Parent"), and the Parent is a wholly-owned subsidiary of CCB Financial Corporation ("Holding Company"); as such, the Company files a consolidated S corporation income tax return with both its Parent and the Holding Company; the accounts of the Parent and the Holding Company are not presented or otherwise included in these financial statements, nor are the accounts of other subsidiaries of the Parent and the Holding Company, such as Country Club Trust Company, N.A., and Tower Wealth Managers, among others.

In September 2017, the Company's Parent reached an agreement to outsource the Company's retail brokerage operations, with the ongoing involvement of the Parent's retail brokerage employees, to Money Concepts Capital Corporation, an unaffiliated broker dealer. A request for a change in membership agreement with FINRA was approved and the Company's membership agreement now provides for mergers and acquisitions activity only.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2017, cash equivalents consisted primarily of money market accounts with a broker and a checking account with the Parent Bank.

Revenue Recognition

Commission revenue and related expenses are recorded on a trade-date basis. Service fees, which are comprised of continuing service fees and 12b-1 fees, are recorded in the period in which they are earned. Revenue from investment banking activities is recorded in the period in which the related services were rendered.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers: Topic 606*, to supersede nearly all existing revenue recognition guidance under United States GAAP. In August 2015, the FASB deferred the effective date for implementation of the ASU 2014-09 by one year and it is now effective for annual reporting periods beginning after December 15, 2017. We adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The adoption did not have a material impact on our revenue recognition, but will impact the disclosures within the notes to the financial statements.

Income Taxes

In 2017 and 2016, the Company paid no income taxes. The Company's Parent and Holding Company have elected S-corporation status for the consolidated group. The Holding Company is no longer subject to federal or state income tax examinations by taxing authorities before 2014.

Note 2: Clearing Agent Deposits

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement. The clearing agent deposit has been included as an allowable asset for purposes of the Company's net capital calculation.

Note 3: Related-party Transactions

The Parent provides management services as needed at a cost to the Company of $948,000 and $798,000 for 2017 and 2016, respectively. The Parent also provides office space at a cost to the Company of $161,763 for 2017 and $184,138 for 2016. For 2017 and 2016, the Company received insurance commission income of $14,377 and $25,783, respectively, from premiums paid by the Parent.

The Company shares revenue with Tower Wealth Managers and Country Club Trust Company, N.A., under the terms of a formal subadvisory agreement applicable to specific categories and types of transactions. For 2017 and 2016, the Company recognized revenue-sharing income of $43,986 and $35,761 that is reported as Other Revenues in the Statements of Operations.

The Company is under a lease agreement with a bank that is under common ownership with the Holding Company. Under this agreement, the Company leases office space in two bank branches

in exchange for 27% of gross commissions and fees earned by the Company from transactions for securities and insurance business. In 2017 and 2016, $131,682 and 119,504, respectively, was charged to occupancy and equipment expense on the statement of operations.

The Company maintains its primary operating cash account at Country Club Bank. The balance in this account was $287,202 and $305,296 at December 31, 2017 and 2016 respectively.

Note 4: Furniture, Fixtures and Equipment

At December 31, 2017 and 2016, furniture, fixtures and equipment consisted of the following:

	2017	2016
Furniture, fixtures and equipment	$ 134,660	$ 112,195
Less accumulated depreciation	(106,298)	(100,769)
Total furniture, fixtures and equipment	$ 28,362	$ 11,426

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2017 and 2016 are summarized as follows:

	2017	2016
Net capital	$ 463,459	$ 879,031
Aggregate indebtedness	139,549	280,602
Minimum net capital required	50,000	50,000
Excess net capital at 1500%	413,459	829,031
Excess net capital at 1000%	449,504	850,971
Net capital ratio	0.30 to 1	0.32 to 1

Note 6: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims

and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Note 7: Reliance on Third-party Liquidity

The Company has sustained operating losses and negative operating cash flows in the current period and in previous periods. Management recognizes that the Company is reliant on its Parent to provide continued financial support. The Parent has assured management that financial support will continue.

The Company has received a commitment from its Parent to provide additional funds through February 28, 2019 to meet liquidity needs not covered by operating cash flows.

The Parent made capital contributions to the Company of $450,000 and $250,000, respectively, during 2017 and 2016.

Note 8: Significant Estimates and Concentrations

U.S. generally accepted accounting principles requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Approximately 31 percent of investment banking advisory fee income was received from one client and 21 percent was received from another client for the year ended December 31, 2017. Approximately 39 percent of investment banking advisory fee income was received from a single client and 29 percent was received from another client for the year ended December 31, 2016.

Note 9: Subsequent Events

In conjunction with the agreement between the Parent and Money Concepts Capital Corp., concerning the retail brokerage operations of the Company, the Company transferred brokerage related assets and liabilities of the Company to the Parent as of January 2, 2018. Due to the accumulated retained deficit from the retail brokerage operation, the Parent transferred $3,134,701 to the Company.

Subsequent events have been evaluated through February 22, 2018, which is the date the financial statements were issued.

Supplemental Schedule

Country Club Financial Services, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Aggregate Indebtedness	$	139,549
Minimum Net Capital Required, Greater of 6-2/3% of Aggregate Indebtedness or $50,000 Minimum	$	50,000
Stockholder's Equity	$	582,540
Nonallowable Assets		
Equity securities - not readily marketable		3,300
Property and equipment, net		28,663
Prepaid expenses and other		84,115
Total nonallowable assets		116,078
Haircut on Money Market Account		3,003
Net Capital	$	463,459
Capital in Excess of Requirement	$	413,459
Ratio of Aggregate Indebtedness to Net Capital		.30:1

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing as of December 31, 2017. Therefore, no reconciliation of the two computations is deemed necessary.

Country Club Financial Services, Inc.
Exemption Report

Country Club Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Country Club Financial Services, Inc.

I, Sandra Dershem-Vega, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: February 22, 2018

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Country Club Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying *Country Club Financial Services, Inc. Exemption Report*, in which (1) Country Club Financial Services, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Kansas City, Missouri
February 22, 2018